COMPANY PRESS RELEASE

SOURCE: ACS-TECH80  LTD.

ACS-TECH80 LTD., 2002, FOURTH QUARTER AND YEAR END RESULTS

MIGDAL HA'EMEK, Israel, April 16, 2003 /PRNewswire/ -- ACS-Tech80 Ltd., (Nasdaq:
ACSEF - news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports 2002 fourth quarter and year end results.

Revenues for the fourth quarter were $1,669,000, compared to $1,815,000 in the fourth quarter a year ago.

Net loss for the fourth quarter of 2002 was $242,000, or $0.08 per share, compared with a net loss of $3,233,000, or $1.12 per share in the fourth quarter of 2001.

Revenues for the twelve months ended December 31, 2002 were $7,907,000, compared with revenues of $8,717,000 for the twelve months ended December 31, 2001. The net loss was $201,000, or $0.07 per share, compared to a net loss of $3,854,000, or $1.33 per share for the year ended December 31, 2001.


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CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           THREE MONTHS ENDED DECEMBER 31,      YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                               2002               2001            2002            2001
                                                               ----               ----            ----            ----
                                                                                    CONSOLIDATED
                                                           ------------------------------------------------------------
                                                                  U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                           ------------------------------------------------------------


 Revenues                                                     1,669              1,815           7,907           8,717
 Cost of revenues                                               687              1,097           3,579           4,034
 Write off - Inventory                                          466                  -             466               -

 Gross profit                                                   516                718           3,862           4,683
                                                              -----              -----           -----           -----
 Research and development costs
 Costs incurred                                                 352                611           1,664           2,604
 Less-grants received                                         (120)               (91)           (459)           (447)
                                                              -----              -----           -----           -----

 Net research and development costs                             232                520           1,205           2,157
 Selling, general and administrative
  expenses, net                                                 747                708           3,011           3,527
 Write-off and amortization of goodwill                           -              2,826               -           3,090
                                                              -----              -----           -----           -----

 Total operating costs                                          979              4,054           4,216           8,774
                                                              -----              -----           -----           -----

 Operating income (loss)                                      (463)            (3,336)           (354)         (4,091)
 Financing  (expenses), net                                      31               (78)           (154)           (324)
 Other income (expenses)                                          2                 22               4              15
                                                              -----              -----           -----           -----

 Income (loss) before taxes on income                         (430)            (3,392)           (504)         (4,400)
 Taxes on income, net                                           188                159             303             546
                                                              -----              -----           -----           -----

 Net income (loss)                                            (242)            (3,233)           (201)         (3,854)
                                                             ======             ======          ======          ======

 Earnings (loss) per Ordinary Share, basic and
 diluted
  in U.S. dollars                                            (0.08)             (1.12)          (0.07)          (1.33)
                                                             ======             ======          ======          ======

 Weighted average number of Ordinary Shares,
 basic and
 diluted outstanding - in thousands                           2,795              2,871           2,795           2,871
                                                             ======             ======          ======          ======


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CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                              ------------
                                                                         2002             2001
                                                                         ----             ----
                                                                              CONSOLIDATED
                                                                       -------------------------
                                                                       U.S. DOLLARS IN THOUSANDS
                                                                       -------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                1,548             863
Short-term bank deposits                                                 1,096           1,026
Accounts receivable
  Trade                                                                  1,439           1,433
  Other                                                                    437             507
Inventories                                                              2,276           3,484
                                                                        ------          ------
TOTAL CURRENT ASSETS                                                     6,796           7,313
                                                                        ------          ------

LONG-TERM ASSETS
Deferred income taxes                                                      279             516
Other investments                                                        1,218           1,218
Prepaid expenses                                                            23              42
                                                                        ------          ------
                                                                         1,520           1,776
                                                                        ------          ------
PROPERTY AND EQUIPMENT
Cost                                                                     3,347           3,349
Less - accumulated depreciation                                          1,782         (1,445)
                                                                        ------          ------
                                                                         1,565           1,904
                                                                        ------          ------
OTHER ASSETS

Non-compete agreements                                                       -             113
                                                                        ------          ------
                                                                         9,881          11,106
                                                                        ======          ======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                                    1,266             857
Accounts payable and accruals:
  Trade                                                                    612             633
  Other                                                                    761             833
                                                                        ------          ------
TOTAL CURRENT LIABILITIES                                                2,639           2,323
                                                                        ------          ------

LONG-TERM LIABILITIES
Long-term loans, net of current maturities                               1,348           2,594
Accrued severance pay, net                                                 259             353
                                                                        ------          ------
TOTAL LONG-TERM LIABILITIES                                              1,607           2,947
                                                                        ------          ------

SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
  (Authorized: 8,000,000; Issued and outstanding:
    December 31, 2002 and 2001 - 2,820,001                                   9               9
    Treasury stock (December 31, 2002 and 2001 - 24,801)                 (346)           (346)
    Share premium                                                        5,530           5,530
    Proceeds from issuance of stock options                                  1               1
    Capital reserve                                                         28              28
    Retained earnings                                                      413             614
                                                                        ------          ------
                                                                         5,635           5,836
                                                                        ------          ------
                                                                         9,881          11,106
                                                                        ======          ======


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